SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FuelCell Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

35952H502
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hudson Bay Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

5,024,379 shares of Common Stock (including 5,016,724 shares of Common Stock issuable upon exercise of warrants and/or conversion of convertible notes and/or shares of convertible preferred stock)* (see Item 4)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

5,024,379 shares of Common Stock (including 5,016,724 shares of Common Stock issuable upon exercise of warrants and/or conversion of convertible notes and/or shares of convertible preferred stock)* (see Item 4)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,024,379 shares of Common Stock (including 5,016,724 shares of Common Stock issuable upon exercise of warrants and/or conversion of convertible notes and/or shares of convertible preferred stock)* (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%* (see Item 4)
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, these shares of Common Stock are issuable upon exercise of warrants and/or conversion of convertible preferred stock. The warrants and the shares of convertible preferred stock are each subject to a 4.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

1	NAME OF REPORTING PERSON Sander Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

5,024,379 shares of Common Stock (including 5,016,724 shares of Common Stock issuable upon exercise of warrants and/or conversion of convertible notes and/or shares of convertible preferred stock)* (see Item 4)

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

5,024,379 shares of Common Stock (including 5,016,724 shares of Common Stock issuable upon exercise of warrants and/or conversion of convertible notes and/or shares of convertible preferred stock)* (see Item 4)

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,024,379 shares of Common Stock (including 5,016,724 shares of Common Stock issuable upon exercise of warrants and/or conversion of convertible notes and/or shares of convertible preferred stock)* (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%* (see Item 4)
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, these shares of Common Stock are issuable upon exercise of warrants and/or shares of convertible preferred stock. The warrants and the shares of convertible preferred stock are each subject to a 4.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is FuelCell Energy, Inc., a Delaware corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06810.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 777 Third Avenue, 30th Floor, New York, NY 10017.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

35952H502

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Exhibit 99.1 attached to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2019, discloses that the total number of outstanding shares of Common Stock as of October 31, 2018 was 95,672,237. The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Company's total number of outstanding shares of Common Stock and assume the exercise of warrants held by Hudson Bay Master Fund Ltd. and/or shares of convertible preferred stock held by Tech Opportunities LLC (the "Securities"), subject to the 4.99% Blocker (as defined below), if any.

Pursuant to the terms of the warrants held by Hudson Bay Master Fund Ltd. and the shares of convertible preferred stock held by Tech Opportunities LLC, the Reporting Persons cannot exercise such warrants or convert shares of convertible preferred stock if the Reporting Persons would beneficially own, after such exercise or conversion, more than 4.99% of the outstanding shares of Common Stock (the "4.99% Blocker"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 4.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise or convert all of the warrants and the shares of convertible preferred stock due to the 4.99% Blocker.

The Investment Manager serves as the investment manager to Hudson Bay Master Fund Ltd., in whose name certain of the Securities are held. Tech Opportunities LLC, in whose name the shares of Common Stock reported herein and certain Securities are held, is controlled by Hudson Bay Master Fund Ltd. As such, the Investment Manager may be deemed to be the beneficial owner of all shares of Common Stock held by Tech Opportunities LLC and all shares of Common Stock, subject to the 4.99% Blocker, underlying the Securities held by Hudson Bay Master Fund Ltd. and Tech Opportunities LLC. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 31, 2019

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER